UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number of issuing entity: 333-181822-06

Central Index Key Number of issuing entity: 0001655514

SMART ABS SERIES 2015-3US TRUST

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor and sponsor: 333-181822

Central Index Key Number of depositor and sponsor: 0001549785

MACQUARIE LEASING PTY LIMITED

(Exact name of depositor and sponsor as specified in its charter)

Karleen Munns

+ 61 (2) 8232-8072

(Name and telephone number, including area code, of the person to contact in connection with this filing)

Australia

(State or other jurisdiction of incorporation or organization of issuing entity)

98-6080053

(IRS Employer Identification Number of issuing entity)

Level 7 1 Shelley Street Sydney, NSW 2000, Australia	Not Applicable
(Address of principal executive offices)	(Zip Code)

+ 61 (2) 8232-3333

(Telephone Number, Including Area Code)

Level 3, 9 Hunter Street, Sydney, NSW 2000, Australia

(Former Name or Former Address, if Changed Since Last Report)

SMART ABS Series 2015-3US Trust: Class A-1 Notes, Class A-2a Notes, Class A-2b Notes, Class A-3a Notes, Class A-3b Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, SMART ABS Series 2015-3US Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: 3 October, 2018	SMART ABS SERIES 2015-3US TRUST

By: Macquarie Leasing Pty Limited (Depositor)

By: /s/ Karleen Munns
Name: Karleen Munns
Title: Executive Director*

*	Karleen Munns is an executive director of the Depositor and is the senior officer in charge of securitization of the Depositor.